Guggenheim Funds Distributors, Inc.
                            2455 Corporate West Drive
                              Lisle, Illinois 60532


                                  June 10, 2011


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


Re: Guggenheim Defined Portfolios, Series 792
    File No. 333-173902


Ladies/Gentlemen:

     The undersigned, Guggenheim Defined Portfolios, Series 792 (the "Trust"), by Guggenheim Funds Distributors, Inc., as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on June 15, 2011 or as soon thereafter as possible.

Very truly yours,

Guggenheim Defined Portfolios, Series 792

By: Guggenheim Funds Distributors, Inc.


By: /s/ KEVIN ROBINSON
----------------------
Kevin Robinson

Senior Managing Director, General Counsel and Secretary